FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2005

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Supplementary information on the Company’s 2005 Annual General Shareholders’ Meeting”, dated April 26, 2005.
2.	Taiwan Stock Exchange filing entitled, “The Board resolution to propose distribution of 2004 profits”, dated April 26, 2005.
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to propose capital increase resulting from stock dividends and employee stock bonus”, dated April 26, 2005.
4.	Taiwan Stock Exchange filing entitled, “The Board resolution to propose the issuance of new common shares to sponsor overseas DR offering”, dated April 26, 2005.
5.	Taiwan Stock Exchange filing entitled, “The Board resolution to propose secured corporate bond as per the agreement of NTD60 billion syndication loan”, dated April 26, 2005.
6.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2005 Results Investor Conference”, dated April 26, 2005
7.	FY 1Q2005 Condensed Financial Statements of AU Optronics Corp.
8.	Press release entitled, “AU Optronics Reports 1Q05 Results”, dated April 26, 2005.
9.	Press release entitled, “AUO Announces New Investment Plan in Next Generation Fabrication Facility Deploying 1,950mm X 2,250mm Glass Substracts”, dated April 26, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 26, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
April 26, 2005
English Language Summary

Subject:	Supplementary information on the Company’s 2005 Annual General Shareholders’ Meeting

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/04/26

Content:

1.	Date of the board of directors resolution: 2005/04/26

2.	Date for convening the shareholders' meeting: 2005/06/14

3.	Location for convening the shareholders' meeting:2, Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan R.O.C.

4.	Cause or subjects for convening the meeting:

	A.	Reports of 2004 business

	B.	Acceptance: The 2004 Business Report and Financial Statements.

	C.	Discussions:

		(1)	Proposal for distribution of 2004 profits.

		(2)	Proposal for the capitalization of 2004 dividends and employee stock bonus.

		(3)	Proposal for the revisions to Article of Incorporation. (new)

		(4)	Proposal of the issuance of new common shares to sponsor DR offering.(new)

		(5)	Proposal to opt for tax benefits on the rights issue in 2004 in accordance with the Statute of Upgrading Industries.

	D.	Extraordinary motions

5.	Starting and ending dates of suspension of share transfer:2005/04/16 - 2005/06/14

6.	Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.
April 26, 2005
English Language Summary

Subject:	The Board Resolution to propose distribution of 2004 profits

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/04/26

Content:

1.	Date of the board of directors resolution:2005/04/26

2.	Type and monetary amount of dividend distribution: A cash dividend of NT$1,200 and a stock dividend of 90 shares for every 1,000 shares will be proposed to the common shareholders.

3.	Any other matters that need to be specified:

	(1)	Proposal for employee's profit sharing of NT$649,083,703 in cash and NT$973,625,550 in stock, and cash compensation of NT$37,447,137 for the board of directors and supervisors.

	(2)	The amount of employee stock bonus is estimated to be 17.95% of total capitalization resulting from stock dividends and employee stock bonus and 1.77% of total shares outstanding after the capitalization.

	(3)	Adjusted EPS will be NT$5.48 to reflect distribution of employee profit sharing and cash compensation for board of directors and supervisors.

Item 3

AU Optronics Corp.
April 26, 2005
English Language Summary

Subject:	The Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus.

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange's
Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/04/26

Content:

1.	Date of the board of directors resolution: 2005/04/26

2.	Source of capital increase funds: Retained Earnings

3.	Number of shares issued: 542,506,235 shares (including employee stock bonus)

4.	Par value per share:NT$10

5.	Total monetary amount of the issue: NT$5,425,062,350

6.	Issue price: N/A

7.	Number of shares subscribed by or allotted to employees: 97,362,555 shares

8.	Number of shares publicly sold: N/A

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:90 shares for every 1,000 shares held by common shareholders

10.	Method of handling fractional shares and shares unsubscribed by the deadline: If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.

11.	Rights and obligations of the newly issued shares: Same as those of existing shares

12.	Utilization of the funds from the capital increase: For capacity expansion

13.	Any other matters that need to be specified: N/A

Item 4

AU Optronics Corp.
April 26, 2005
English Language Summary

Subject:	The Board Resolution to propose the issuance of new common shares to sponsor overseas DR offering.

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/04/26

Content:

1.	Date of the board of directors resolution: 2005/04/26

2.	Source of capital increase funds: Issuance of common shares for cash to sponsor overseas DR offering.

3.	Number of shares issued: The number of shares to be issued shall not exceed 500,000,000 common shares. The Board may, within the issuance limit and based on the market conditions, adjust the issue size, provided that the new shares should be issued at one time.

4.	Par value per share: NT$10 per common share

5.	Total monetary amount of the issue: Up to NT$5 billion

6.	Issue price: The issue price of the new shares will be determined with reference to (a) the closing price of the Company’s common shares or American Depositary Shares (“ADSs”) at the time of pricing or (b) the average of the closing price of the Company’s common shares or ADSs for 1, 3 or 5 trading days prior to the pricing date (each of (a) and (b) is referred to hereinafter as the “Reference Price”). The Chairman is authorized to coordinate with the underwriter of the DR offering to determine the actual issue price in accordance with market conditions, provided that, the actual issue price shall not be less than 90% of the Reference Price, factoring out the bonus shares issued as stock dividends.

7.	Number of shares subscribed by or allotted to employees:10% of the new shares shall be allocated for the employees' subscription under the applicable law. Any new shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the overseas depositary shares or to be subscribed by the designated person(s).

8.	Number of shares publicly sold: Rights to subscribe the 90% of the new shares shall be waived by the shareholders and such 90% should be offered to the public under Article 28-1 of the Securities and Exchange Law

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: N/A

10.	Method of handling fractional shares and shares unsubscribed by the deadline: N/A

11.	Rights and obligations of the newly issued shares: N/A

12.	Utilization of the funds from the capital increase: For the Company's future development

13.	Any other matters that need to be specified: N/A

Item 5

AU Optronics Corp.
April 26, 2005
English Language Summary

Subject:	The Board Resolution to propose secured corporate bond as per the agreement of NTD 60 billion syndication loan

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/04/26

Content:

1.	Date of the board of directors resolution:2005/04/26

2.	Name [__nth issue of (secured, unsecured) corporate bonds of ___ Co.]: Secured corporate bonds of AU Optronics

3.	Total amount of the issue: NT$ 6 billion

4.	Face value: NT$ 1 million or integral multiples of NT$ 1 million

5.	Issue price:100% of principal amount.

6.	Issue period: Up to 5 years.

7.	Issue coupon/interest rate: To be set in accordance with the market conditions

8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: Secured by banks.

9.	Use of the funds raised by the offering and utilization plan: Purchase of machinery, equipment and construction of building.

10.	Underwriting method: To be determined.

11.	Trustees for the bonds: To be determined.

12.	Underwriter or distributing agent institution: To be determined.

13.	Guarantor(s) for the issue: Bank of Taiwan and other 8 banks.

14.	Institution serving as agent for payment of the principal and interest: To be determined.

15.	Certifying institution: To be determined.

16.	Where convertible into shares, the rules for conversion: Not applicable.

17.	Resale conditions: To be determined

18.	Repurchase conditions: To be determined

19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: Not applicable.

20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: Not applicable.

21.	Any other matters that need to be specified: nil

Item 6

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”).

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics’ registration statement on Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

AUO Property &

Consolidated Income Statement – YoY Comparison

Amount : NT$ Million Except Per Share Data

	1Q'05 (a)		4Q'04		QoQ Change %

Net Sales	38,837	100.0%	39,495	100.0%	(1.7%)
Cost of Goods Sold	(37,612)	(96.8%)	(38,113)	(96.5%)	(1.3%)

Gross Profit	1,225	3.2%	1,383	3.5%	(11.4%)
Operating Expenses	(3,165)	(8.1%)	(3,311)	(8.4%)	(4.4%)

Operating Income (Loss)	(1,940)	(5.0%)	(1,928)	(4.9%)	0.6%
Net Non-operating Income (Expense)	(189)	(0.5%)	(206)	(0.5%)	(8.3%)

Income (Loss) before Tax	(2,129)	(5.5%)	(2,134)	(5.4%)	(0.2%)
Income Tax Benifit (Expense)	0	0.0%	(92)	(0.2%)	-

Net Income (Loss)	(2,129)	(5.5%)	(2,226)	(5.6%)	(4.4%)

Basic EPS (NT$) (b)	(0.43)		(0.46)		(6.5%)

Operating Income + D&A	5,416	13.9%	5,183	13.1%	4.5%

Unit Shipment (MN) (c)
Large Size Panels	6.0		5.5		9.0%
Small & Medium Size Panels	8.6		9.7		(11.1%)

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Total weighted average outstanding shares of 4,946 million and 4,803 million were used in Basic EPS calculation for 1Q’05 and 4Q’04, respectively

(c)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO Property &

Consolidated Income Statement – YoY Comparison

Amount : NT$ Million Except Per Share Data
					YoY
	1Q'05 (a)		1Q'04		Change %

Net Sales	38,837	100.0%	41,331	100.0%	(6.0%)
Cost of Goods Sold	(96.8%)	(37,612)	(66.0%)	(27,286)	37.8%

Gross Profit	1,225	3.2%	14,045	34.0%	(91.3%)
Operating Expenses	(3,165)	(8.1%)	(5.6% )	(2,311)	37.0%

Operating Income (Loss)	(1,940)	(5.0%)	11,734	28.4%	--
Net Non-operating Income (Expense	(189)	(0.5%)	(95)	(0.2%)	98.9%

Income (Loss) before Tax	(2,129)	(5.5%)	11,639	28.2%	--
Income Tax Benifit (Expense)	0	0.0%	31	0.1%	--

Net Income (Loss)	(2,129)	(5.5%)	11,669	28.2%	--

Basic EPS (NT$) (b)	(0.43)		2.69		--

Operating Income + D&A	5,416	13.9%	17,084	41.3%	(68.3%)

Unit Shipment (MN) (c)
Large Size Panels	6.0		4.1		46.0%
Small & Medium Size Panels	8.6		5.2		66.4%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Total weighted average outstanding shares of 4,946 million and 4,340 million were used in Basic EPS calculation for 1Q’05 and 1Q’04

(c)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO Property &

Consolidated Balance Sheet Highlights – QoQ Comparison

Amount : NT$ Million			QoQ
	1Q'05 (a)	4Q'04	Change %	1Q'04 (a)

Cash & ST Investment	16,820	19,384	(13.2%)	22,129
Inventory	15,164	15,885	(4.5%)	12,361
Short Term Debt (b)	13,965	13,267	5.3%	8,654
Long Term Debt	59,420	46,334	28.2%	30,740
Equity	128,423	130,566	(1.6%)	104,105
Total Assets	245,124	230,694	6.3%	180,015

Inventory Turnover (Days) (c)	38	44		37
Debt to Equity	57.1%	45.6%		37.8%
Net Debt to Equity	45.3%	32.0%		19.3%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Short term debt refers to all interest bearing debt maturing within one year

(c)	Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

AUO Property &

Consolidated Cash Flow Highlights – QoQ Comparison

Amount : NT$ Million	1Q'05 (a)	4Q'04	QoQ Change

From Operation	5,094	14,245	(9,151)
Net Profit (Loss)	(2,129)	(2,226)	97
Depreciation & Amortization	7,356	7,111	245

From Investment	(21,436)	(31,115)	9,679
Capital Expenditure	(21,788)	(26,676)	4,888

From Financing	13,747	18,711	(4,964)
Repayment of Long Term Debt	(1,477)	(1,847)	370
Long Term Debt	14,829	14,373	456
Short Term Debt	396	6,183	(5,787)

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
AUO Property &

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Large size refers to panels that are 10 inches and above in diagonal measurement

(c)	Blended ASP in US dollars translated from NT dollars based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance, for each respective quarter

AUO Property &

Quarterly Consolidated Small & Medium Size Panel Shipment & Revenues

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Small & Medium size refers to panels that are under 10 inches in diagonal measurement

AUO Property &

Large Size Panel Shipment by Application

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Large size refers to panels that are 10 inches and above in diagonal measurement

AUO Property &

Consolidated Revenue by Application

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

AUO Property &

Installed Capacity by Fab

	Substrate	3/2005	6/2005(F)	12/2005(F)
FAB	Size (mm)	Capacity(a)	Capacity(a)	Capacity(a)

L3A (G3.5)	610 x 720	45,000	45,000	45,000

		5,000 LTPS	5,000 LTPS	5,000 LTPS
L3B (G3.5)	610 x 720	25,000 a-Si	25,000 a-Si	25,000 a-Si

L5 (G3.5)	600 x 720	60,000	60,000	60,000

L6 (G4.0)	680 x 880	60,000	60,000	60,000

L8A (G5.0	1100 x 1250	50,000	50,000	50,000

L8B (G5.0)	1100 x 1300	70,000	70,000	70,000

L8C (G5.0)	1100 x 1300	n.a.	n.a.	40,000

L10 (G6.0)	1500 x 1850	5,000	30,000	60,000

(a) Monthly capacity based on glass input

AUO Property &

Capacity Expansion Update

•	G 7.5 Capacity Expansion: Fab L11
	➢	Substrate size: 1,950mm x 2,250mm
	➢	Design capacity: 30K substrates / month
	➢	Equipment move-in: 2Q 2006
	➢	Commercial production: 4Q 2006
•	G 7.5 estimated CAPEX: approximately NT$35 billion
	➢	Source of funding: NT$35 billion new loan facility in 2005
•	Target 42” (8 panels) and 47” (6 panels) Wide TFT-LCDs for HDTV market

Fab	Wide		26”	32”	37”	40”	42”	46”	47”	50"	52"	56"	60"	65"
G 5	1100	1300	6	3	2	2	2	2	2	1	1	1	0	0
G 5.5	1300	1500	8	6	3	2	2	2	2	2	2	2	1	1
G 6	1500	1850	12	8	6	4	3	3	2	2	2	2	2	2
G 7	1870	2200	18	12	8	8	6	6	4	3	3	2	2	2
G 7.5	1950	2250	18	12	8	8	8	6	6	3	3	3	2	2

AUO Property &

Item 7

     AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	March 31, 2005			March 31, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	483	15,233	6.2	19,277	110.7	(4,044)	(6.2)
Short-term Investment	50	1,587	0.6	2,852	1.6	(1,265)	(1.9)
Notes & Accounts Receivables	772	24,368	9.9	20,378	11.3	3,990 .	6.1
Inventories	481	15,164	6.2	12,361	6.9	2,803	4.3
Other Current Financial Assets	18	554	0.2	285	0.2	269	0.4
Other Current Assets	90	2,843	1.1	1,888	1.0	955	1.5

Total Current Assets	1,894	59,748	24.3	57,041	31.7	2,708	4.2

Long-term Investments	194	6,113	2.5	1,236	0.7	4,877	7.5

Fixed Assets	7,691	242,607	99.0	159,541	88.6	83,066	127.6
Less Accumulated Depreciation	(2,152)	(67,879)	(27.7)	(44,720)	(24.8)	(23,159)	(35.6)

Net Fixed Assets	5,539	174,728	71.3	114,821	63.8	59,907	92.0

Other Assets	144	4,535	1.8	6,917	3.9	(2,382)	(3.7)

Total Assets	7,771	245,124	100.0	180,015	100.0	65,109	100.0

LIABILITIES

Short-term Borrowings	209	6,578	2.7	2,011	1.1	4,567	7.0
Accounts Payable	970	30,613	12.5	33,202	18.4	(2,589)	(4.0)
Current Installments of Long-term Liabilities	234	7,387	3.0	6,643	3.7	744	1.1
Other Current Liabilities	396	12,497	5.1	3,165	1.8	9,333	14.3

Total Current Liabilities	1,809	57,075	23.3	45,021	25.0	12,055	18.5

Long-term Borrowings	1,693	53,420	21.8	30,740	17.1	22,680	34.8
Bonds Payable	190	6,000	2.4	0	0.0	6,000	9.2
Other Long-term Liabilities	7	206	0.1	149	0.1	57	0.1

Total Liabilities	3,700	116,701	47.6	75,909	42.2	40,792	62.7

SHAREHOLDERS' EQUITY

Common Stock	1,572	49,580	20.2	43,522	24.2	6,058	9.3
Capital Surplus	1,432	45,165	18.4	32,198	17.9	12,967	19.9
Retained Earnings	1,082	34,144	13.9	28,709	15.9	5,435	8.3
Cumulative Translation Adjustment	(7)	(215)	(0.1)	(73)	(0.0)	(143)	(0.2)
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.1)	0	0.0

Total Stockholders' Equity	4,071	128,423	52.4	104,105	57.8	24,318	37.3

Total Liabilities & Stockholders' Equity	7,771	245,124	100.0	180,015	100.0	65,109	100.0

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.545 per US dollar as of March 31, 2005

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2005 and 2004 and December 31, 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison

	1Q 2005 USD	1Q 2005 NTD	% of Sales	1Q 2004 NTD	YoY Chg %	1Q 2005 USD	1Q 2005 NTD	% of Sales	4Q 2004 NTD	QoQ Chg %

Net Sales	1,231	38,837	100.0	41,331	(6.0)	1,231	38,837	100.0	39,495	(1.7)
Cost of Goods Sold	1,192	37,612	96.8	27,286	37.8	1,192	37,612	96.8	38,113	(1.3)

Gross Profit	39	1,225	3.2	14,045	(91.3)	39	1,225	3.2	1,383	(11.4)

Operating Expenses SG&A	61	1,922	4.9	1,320	45.6	61	1,922	4.9	1,624	18.3
R&D	39	1,243	3.2	990	25.5	39	1,243	3.2	1,686	(26.3)

Total Operating Expenses	100	3,165	8.1	2,311	37.0	100	3,165	8.1	3,311	(4.4)

Total Operating Income	(61)	(1,940)	(5.0)	11,734	-	(61)	(1,940)	(5.0)	(1,928)	0.6

Net Non-Operating Expenses	(6)	(189)	(0.5)	(95)	98.2	(6)	(189)	(0.5)	(206)	(8.3)

Income before Income Tax	(67)	(2,129)	(5.5)	11,639	-	(67)	(2,129)	(5.5)	(2,134)	(0.2)

Income Tax Benefit (Expense)	0	0	0.0	31	-	0	0	0.0	(92)	-

Net Income	(67)	(2,129)	(5.5)	11,669	(118.2)	(67)	(2,129)	(5.5)	(2,226)	(4.4)

Basic Earnings Per Share	(0.01)	(0.43)		2.69		(0.01)	(0.43)		(0.46)

Basic Earnings Per ADS(3)	(0.14)	(4.30)		26.89		(0.14)	(4.30)		(4.63)

Weighted Average Number of Shares Outstanding (Million)		4,946		4,340			4,946		4,803

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP

	(2)	New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.545 per US dollar as of March 31, 2005

	(3)	1 ADR equals 10 ordinary shares

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	2005		2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	(67)	(2,129)	11,669
Depreciation & Amortization	233	7,356	5,350
Provision for Inventory Devaluation	2	61	(73)
Short-term Investment Loss Recovery Profit	3	88	0
Changes in Working Capital & Others	(9)	(282)	(3,140)

Net Cash Provided by Operating Activities	162	5,094	13,806

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	0	0	(565)
Acquisition of Property, Plant and Equipment	(691)	(21,788)	(18,482)
Proceeds from Disposal of Property, Plant and Equipment	1	17	62
Increase in Long-term Equity Investments	(8)	(266)	(480)
Proceeds from Disposal of Long-term Investment	0	0	0
Increase in Restricted Cash in Bank	0	0	0
Increase in Intangible Assets	(7)	(214)	(37)
Decrease (Increase) in Other Assets	26	815	180

Net Cash Used in Investing Activities	(679)	(21,436)	(19,323)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	13	396	1,711
Increase (Decrease) in Long-term Borrowings	423	13,351	5,184
Issuance of Common Stock for Cash	0	0	0
Cash Dividend	0	0	0
Increase in Treasury Stock	0	0	0
Others	0	0	0

Net Cash Provided by (Used in) Financing Activities	435	13,747	6,895

Effect of Exchange Rate Change on Cash	1	30	(62)

Net Increase (Decrease) in Cash and Cash Equivalents	(81)	(2,565)	1,315

Cash and Cash Equivalents at Beginning of Period	564	17,798	17,762
Cash and Cash Equivalents at End of Period	483	15,233	19,277

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP

	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 31.545 per US dollar

 AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
March 31, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2005			March 31, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	450	14,210	6.0	15,864	9.1	(1,654)	(10.4)
Short-term Investments	50	1,587	0.7	2,687	1.5	(1,100)	(40.9)
Notes & Accounts Receivable	773	24,383	10.3	23,538	13.4	845	3.6
Other Current Financial Assets	15	462	0.2	555	0.3	(93)	(16.8)
Inventories	416	13,132	5.6	10,525	6.0	2,607	24.8
Other Current Assets	86	2,728	1.2	3,176	1.8	(448)	(14.1)

Total Current Assets	1,791	56,500	23.9	56,345	32.2	155	0.3

Long-term Investments	371	11,714	5.0	5,310	3.0	6,404	120.6

Fixed Assets	7,273	229,426	97.0	151,874	86.8	77,552	51.1
Less Accumulated Depreciation	(2,070)	(65,310)	(27.6)	(43,585)	(24.9)	(21,725)	49.8

Net Fixed Assets	5,203	164,115	69.4	108,289	61.9	55,826	51.6

Other Assets	132	4,177	1.8	5,127	2.9	(950)	(18.5)

Total Assets	7,497	236,506	100.0	175,071	100.0	61,435	35.1

LIABILITIES

Short-term Borrowing	197	6,200	2.6	0	0.0	6,200	-
Accounts Payable	906	28,586	12.1	28,208	16.1	378	1.3
Current Installments of Long-term Liabilities	187	5,896	2.5	13,153	7.5	(7,257)	(55.2)
Other Current Liabilities	360	11,361	4.8	2,774	1.6	8,587	309.6

Total Current Liabilities	1,650	52,044	22.0	44,135	25.2	7,909	17.9

Long-term Borrowings	1,580	49,836	21.1	26,519	15.1	23,317	87.9
Bonds Payable	190	6,000	2.5	0	0.0	6,000	-
Other Long-term Liabilities	6	203	0.1	311	0.2	(108)	(34.7)

Total Liabilities	3,426	108,083	45.7	70,965	40.5	37,118	52.3

SHAREHOLDERS' EQUITY

Common Stock	1,572	49,580	21.0	43,522	24.9	6,058	13.9
Capital Surplus	1,432	45,165	19.1	32,198	18.4	12,967	40.3
Retained Earnings	1,082	34,144	14.4	28,709	16.4	5,435	18.9
Cumulative Translation Adjustment	(7)	(215)	(0.1)	(73)	0.0	(142)	194.5
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.1)	0	0.0

Total Stockholders' Equity	4,071	128,423	54.3	104,105	59.5	24,318	23.4

Total Liabilities & Stockholders' Equity	7,497	236,506	100.0	175,071	100.0	61,435	35.1

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP

	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.545 per US dollar as of March 31, 2005

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2005 and 2004 and December 31, 2004
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison

	1Q 2005		% of Sales	1Q 2004 NTD	YoY Chg %	USD	NTD	% of Sales	4Q 2004 NTD	QoQ Chg %
	USD(1)	NTD

Net Sales	1,230	38,796	100.0	38,536	0.7	1,230	38,796	100.0	39,065	(0.7)
Cost of Goods Sold	1,218	38,428	99.1	24,850	54.6	1,218	38,428	99.1	38,431	0.0

Gross Profit	12	368	0.9	13,686	(97.3)	12	368	0.9	635	(42.0)

Operating Expenses SG&A	50	1,574	4.0	1,123	40.2	50	1,574	4.0	1,376	14.4
R&D	39	1,243	3.2	990	25.6	39	1,243	3.2	1,686	(26.3)

Total Operating Expenses	89	2,817	7.3	2,113	33.3	89	2,817	7.3	3,062	(8.0)

Total Operating Income	(78)	(2,449)	(6.3)	11,572	-	(78)	(2,449)	(6.3)	(2,428)	0.9

Net Non-Operating Income (Expenses)	10	320	0.8	67	377.6	10	320	0.8	294	8.8

Income before Income Tax	(67)	(2,129)	(5.5)	11,639	-	(67)	(2,129)	(5.5)	(2,134)	(0.2)

Income Tax (Expense) Benefit	0	0	0.0	30	-	0	0	0.0	(92)	-

Net Income	(67)	(2,129)	(5.5)	11,669	-	(67)	(2,129)	(5.5)	(2,226)	(4.4)

Basic Earnings Per Share	(0.014)	(0.43)		2.69		(0.014)	(0.43)		(0.46)

Basic Earnings Per ADS(2)	(0.14)	(4.30)		26.89		(0.14)	(4.30)		(4.63)

Weighted Average Number of Shares Outstanding (Million)		4,946		4,340			4,946		4,803

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP

	(2)	New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.545 per US dollar as of March 31, 2005

	(3)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2005 and 2004
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	2005		2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	(67)	(2,129)	11,669
Depreciation & Amortization	217	6,853	5,094
Provision for Inventory Devaluation	0	0	0
S.T & L.T Investment Loss (Gain)	(12)	(373)	(140)
Changes in Working Capital & Others	7	220	(2,563)

Net Cash Provided by Operating Activities	145	4,571	14,060

Cash Flows from Investing Activities:
Decrease in Short-term Investments	0	0	(550)
Acquisition of Property, Plant and Equipment	(668)	(21,068)	(17,164)
Proceeds from Disposal of Property, Plant and Equipment	0	16	59
Increase in Long-term Equity Investments	(5)	(150)	(2,147)
Proceeds from Disposal of Long-term Investment	0	0	0
Decrease in Restricted Cash in Bank	0	0	0
Increase in Intangible Assets	(7)	(215)	(45)
Decrease (Increase) in Other Assets	26	816	116

Net Cash Used in Investing Activities	(653)	(20,601)	(19,731)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	13	400	0
Decrease in Guarantee Deposits	0	(0)	0
Increase (Decrease) in Long-term Borrowings	422	13,308	4,922
Issuance of Common Stock for Cash	0	0	0
Directors' and Supervisors' Remuneration	0	0	0
Cash Dividends	0	0	0
Increase in Treasury Stock	0	0	0
Net Cash Provided by (Used in) Financing Activities	435	13,708	4,922

Effect of Exchange Rate Change on Cash	0	4	(11)

Net Decrease in Cash and Cash Equivalents	(73)	(2,319)	(761)

Cash and Cash Equivalents at Beginning of Period	524	16,529	16,624
Cash and Cash Equivalents at End of Period	451	14,210	15,864

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP

	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.545 per US dollar

Item 8

News Release

AU OPTRONICS REPORTS 1Q 2005 RESULTS

Hsin Chu, Taiwan, April 26, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today released unaudited consolidated results for the three months ended March 31, 2005. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”), the amounts in New Taiwan Dollars (“NT$”) were translated into US dollars (US$) at NT$31.545 per US$1.00 based on the closing board rate by Bank of Taiwan on March 31, 2005.

For the first quarter ended March 31, 2005, AUO’s consolidated revenues totaled NT$38,837 million (US$1,231 million), a 1.7% decrease from the fourth quarter of 2004. Net loss in the first quarter 2005 decreased 4.4% to NT$2,129 million (US$67 million) from the previous quarter. Basic EPS was negative NT$0.43 per common share and negative US$0.14 per ADS in the first quarter of 2005.

Mr. Max Cheng, CFO of AUO commented “the first quarter results were largely in line with our guidance announced during our fourth quarter 2004 investor conference. AUO’s blended ASP of large-size panels remained relatively stable in the first quarter 2005, primarily due to an increase in product mix of larger panels, despite sizable decline in same-product ASP compared to the previous quarter. Through effective cost control, increase in capacity utilization rate, and component cost-down, we are able to deliver a gross margin of 3.2% for 1Q’05, similar to that of fourth quarter 2004. In addition, inventory continues to improve with inventory days declining significantly from 44 days at the end of 2004 to 38 days as of March 31, 2005”.

AUO’s large-size panel shipment (10” and above) reached 6 million in 1Q’05, a 9.0% increase Q-o-Q and a 46% growth Y-o-Y. Shipment of small- and medium-size panels (mostly for consumer applications) totaled 8.6 million, posting a seasonal decline of 11.1% from the previous quarter but a remarkable Y-o-Y growth of 66.4% .

Dr. Hui Hsiung, Executive Vice President of AU Optronics Corp. added. “AUO’s new sixth-generation fab (“G6”, 1,500mm x 1,850mm) that commenced ramp-up process in March 2005 is well on track. Following commercial production of 19” monitor panels and 32” TV panels, the G6 Fab is now test producing 37” LCD TV panels. The new capacity contributed from ongoing G6 ramp-up would support an increase in large size panel shipment in the second quarter 2005. We are targeting to ramp up its monthly substrate

News Release

input capacity to 30,000 substrates from 5,000 at end of March 2005 and further to 60,000 substrates by end of this year. We expect the ramp-up of our 6G fab to be well-timed to capture growing demand from the emerging LCD TV market, especially from the mainstream 30”-40” size segment.

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (8:00 am Eastern Time) on Tuesday, April 26, 2005. The conference call will also be webcast live on the Internet via AUO’s web site at http://www.auo.com. An archived version of the webcast will be available on AUO’s web site for 45 days following the Company’s quarterly review conference call.

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

#       #       #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211    Fax: +886-3-5772730
Email: yawenhsiao@auo.com

Item 9

News Release

AUO ANNOUNCES NEW INVESTMENT PLAN IN NEXT GENERATION FABRICATION FACILITY DEPLOYING 1,950mm X 2,250mm GLASS SUBSTRATES

Hsinchu, Taiwan, April 26th, 2005–

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved an investment plan of NT$35 billion in AUO’s Taichung Site for a new TFT-LCD fabrication facility (“fab”). This new fab, located in Taiwan’s Taichung TFT-LCD cluster, will deploy a glass substrates size of 1,950mm x 2,250mm (“G7.5”) with monthly input capacity of 30,000 substrates.

Mr. KY Lee, Chairman of AU Optronics Corp, indicated that construction of the building for the new fab is already completed. After thorough analysis and evaluation, the Company concluded an investment decision in a G7.5 facility to target the HDTV market segment that is larger than 40 inches and is ideal for home theater solutions. AUO’s G7.5 substrate size of 1,950mm x 2,250mm, provides efficient production of 42” wide (eight panels) and 47” wide (six panels) TFT-LCD panels. This large glass substrate can also support three 56” wide TFT-LCD panels. AUO currently plans for an equipment move-in schedule for the second quarter of 2006, and expects to commence commercial production in the fourth quarter of 2006.

“Being a world class TFT-LCD manufacturer with a complete product portfolio, we have the competitive advantage to support various customers’ needs with cost-competitive products from a wide range of production fabs. In addition to maintaining AUO’s lead in the LCD TV market, the addition of this G7.5 fab will further enhance AUO’s competitiveness in terms of production flexibility and scale.” Added Mr. HB Chen, President of AU Optronics Corp.

2

Dr. Hui Hsiung, Executive Vice President of AUO, commented that AUO’s strategy has always been to optimize the time migrating into the next generation production, while maintaining a Top 3 position globally. Dr. Hsiung believes that significant cost reduction in LCD TV panels should be achieved in 2005 as more G6 capacity enters into mass production phase. The more attractive prices would be able to stimulate higher consumer demand for LCD TV. AUO currently offers a complete LCD TV panel product line (ranging from 14” to 46” wide) and is able to provide fast response time solution that is capable of displaying fast moving picture (less than 5ms) with excellent picture quality improvement technology. AUO has lined up a premium list LCD TV clienteles which include some global top-10 TV brand names in Europe, Korea, and Japan, among others. Dr. Hsiung says the timely production of G7.5 fab will further enhance comprehensiveness of AUO’s LCD TV portfolio that is needed to support global TV makers’ campaign to meet potential demand from consumers.

AUO’s TFT-LCD Fabs

AUO Fab	Substrate Size	Location	Main Products

(Generation)	(mm)

L3A(G3.5)	610 x 720	Hsinchu	LCDs for audio-video/notebooks

L3B(G3.5)	610 x 720	Hsinchu	LCDs for audio-video applications

L5 (G3.5)	600 x 720	Hsinchu	LCDs for monitors/notebooks

L6 (G4.0)	680 x 880	Lungtan	LCDs for notebooks/TVs

L8A(G5.0)	1100 x 1250	Lungtan	LCDs for monitors/TVs

L8B(G5.0)	1100 x 1300	Lungtan	LCDs for monitors/notebooks/TVs

L8C(G5.0)	1100 x 1300	Taichung	LCDs for monitors/notebooks

L10 (G6.0)	1500 x 1850	Taichung	LCDs for monitors/30”~40” LCDs for TVs

L11 (G7.5)	1950 x 2250	Taichung	40” above LCDs for TVs

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to

3

publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

#       #       #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211       Fax: +886-3-5772730
Email: yawenhsiao@auo.com